CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

August 22, 2006

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Convergys Corporation Form 10-K for the fiscal year ended December 31, 2005 filed March 6, 2006 File No. 001-14379

Dear Ms. Collins:

Attached please find our response to the comment, dated August 10, 2006, of the staff of the Securities and Exchange Commission relating to the above referenced filing of Convergys Corporation. We have tried to provide the necessary detail in our response and have provided supplemental information as necessary to help explain the nature of our disclosures. For your convenience, we have included the original staff comment prior to our response.

Please note that as of the date hereof we have submitted a FOIA confidential treatment request with respect to certain confidential information set forth in our response to such staff comment pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Securities and Exchange Commission and, as a result, we have redacted such confidential information from the response that we filed electronically on the EDGAR filing system. We have also submitted a complete and unredacted version of our response containing such confidential information to the Securities and Exchange Commission in paper form, which accompanies the FOIA confidential treatment request submitted to the Securities and Exchange Commission.

We acknowledge that Convergys Corporation is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings reviewed by the staff. Furthermore, we acknowledge that Convergys Corporation may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope you find that we have been appropriately responsive to your comments and look forward to incorporating your comments in our future periodic filings as appropriate. Please feel free to contact the undersigned at (513) 723-6565 at your convenience if you have any questions regarding this response.

8-22-2006-001

CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

Ms. Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

We look forward to working with you in completion of your review of the above referenced filing.

Sincerely,

/s/ Earl C. Shanks
Earl C. Shanks
Chief Financial Officer

Enclosures

8-22-2006-002

CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 5. Goodwill and Other Intangible Assets. page 59

We note your response to our previous comment no. 2 where you indicate that “In order to reasonably conclude that the valuation passed Step 1 of the impairment test, the valuation was “stress tested” by changing revenue, cost of sales, corporate allocations, working capital and discount rates.” Considering your disclosure in the Form 10-K, where you indicate that a 100 basis point (1%) increase in the discount rate or a 100 basis point decrease in the gross margin would have caused you to fail Step 1 of the impairment test, we do not understand how the Company was able to “stress test” your valuation and still pass the first impairment test. Please explain how the stress test was applied in your analysis.

Company Response:

As we discussed with you during the teleconference held between the Company and the Securities and Exchange Commission staff on August 16, 2006 (the “Teleconference”), the Company, as part of its year-end procedures, began to conduct a valuation of the fair value of its Employee Care reporting unit, effective as of October 1, 2005 (the “Valuation Date”), to determine whether the goodwill of Employee Care was impaired. This valuation, which was being performed using the discounted cash flow method, indicated on a preliminary analysis that the fair value of Employee Care exceeded its carrying value of [***REDACTED***]. Because, however, that preliminary analysis suggested that the excess of fair value over carrying value was not a substantial amount, the Company did not complete its valuation process and engaged Appraisal Economics, Inc. (“AEI”) to provide an independent determination of the fair value of Employee Care that would be used in our FAS 142 analysis. AEI submitted its valuation report to the Company on January 6, 2006. AEI’s valuation was done in accordance with the Uniform Standards of Professional Appraisal Practice (USPAP) promulgated by the Appraisal Standards Board of The Appraisal Foundation. The Company shared AEI’s valuation report with its independent auditors Ernst & Young (“E&Y”).

Upon its receipt of the valuation report, E&Y, as part of its year-end auditing procedures, reviewed the report and interviewed AEI’s valuation team. E&Y’s audit team used the firm’s own valuation specialists to assist in its review of the AEI report. E&Y tested management’s significant assumptions, the valuation model, and the underlying data. E&Y developed independent fair value estimates for corroborative purposes (i.e. stress tested the AEI valuation model by changing several of the assumptions used in the model— revenue, cost of sales, corporate allocations, working capital and discount rates). These stress tests were conducted by E&Y as part of its review of AEI’s report in order to determine the reasonableness of the valuation, and not as part of management’s analysis or AEI’s valuation.

Based on AEI’s report, management concluded that the fair value of Employee Care exceeded its carrying value, and there was no impairment. Based on its own review, E&Y confirmed the conclusion that the Company passed the Step 1 test. The reasons for management’s decision to engage AEI, the results of AEI’s valuation relative to the

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CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

carrying value, and our proposed disclosures in the Form 10-K for 2005 with regard to those results were discussed with the Audit Committee of the Board of Directors.

The following discussion responds to the additional requests made by the Securities and Exchange Commission staff during the Teleconference for a more detailed description of the valuation methods employed by AEI in its independent determination of the fair value of Employee Care and the respective weights assigned by AEI to each such method in order to establish the fair value of Employee Care.

AEI used three different methods to estimate the fair value of Employee Care. The objective of each of the valuation methods was to determine the amount at which Employee Care could be sold in a current transaction between willing parties, other than in a forced or liquidation sale. The three valuation methods were: (i) the guideline company method; (ii) the guideline transaction method; and (iii) the discounted cash flow method.

i.	Guideline Company Method.

Under the guideline company method, AEI compared Employee Care to similar publicly-traded companies. The companies selected by AEI in its guideline company analysis were [***REDACTED***]. AEI selected these companies based on its review of several publicly-available databases, including Thomson Financial’s Disclosure SEC Database, Value Line Investment Surveys, and Yahoo!Finance.

AEI developed a valuation multiple based on the ratio of the enterprise value of the selected companies to their revenues for the trailing twelve-month period. Employee Care’s estimated 2006 revenues were then multiplied by this valuation multiple to determine the enterprise value of Employee Care. To determine the fair value of Employee Care, AEI made several adjustments (including compensating for debt and cash balances) to the enterprise value of Employee Care. AEI concluded that under the guideline company method, the fair value of Employee Care as of the Valuation Date was [***REDACTED***].

ii.	Guideline Transaction Method.

Under the guideline transaction method, AEI identified acquisitions involving companies engaged in businesses similar to Employee Care. AEI selected these transactions based on its review of several sources, including Mergerstat’s Control Premium Studies and Pratt’s Stats. The acquisitions used by AEI in its guideline transaction method are set forth in the following table:

Date	Acquiror	Target
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]

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CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]
[***REDACTED***]	[***REDACTED***]	[***REDACTED***]

AEI developed a valuation multiple based on the ratio of the purchase price paid in each of these acquisitions to the revenue of the target company during the trailing twelve-month period. Employee Care’s estimated 2006 revenue was then multiplied by this valuation multiple to determine Employee Care’s enterprise value. To determine the fair value of Employee Care, AEI made several adjustments (including compensating for debt and cash balances) to the enterprise value of Employee Care. AEI concluded that under the guideline transaction method, the fair value of Employee Care as of the Valuation Date was [***REDACTED***].

iii.	Discounted Cash Flow Method.

Under the discounted cash flow method, AEI estimated the fair value of Employee Care by computing the present value of future after-tax cash flows expected to be generated by Employee Care. AEI considered (i) Company estimates of Employee Care’s future revenue, operating expenses and associated capital requirements; (ii) AEI’s analysis of Employee Care’s industry; and (iii) Employee Care’s past performance in its analysis. Employee Care’s projected after-tax cash flows were discounted to a present value using a discount rate of [***REDACTED***] percent. As discussed in the Teleconference, the Company currently uses, and has used for the past several years, a [***REDACTED***] percent discount rate in all of its cash flow analysis (including acquisition analysis), but did not object to the more conservative rate selected by AEI. AEI concluded that under the discounted cash flow method, the fair value of Employee Care as of the Valuation Date was [***REDACTED***].

AEI assigned different weights to the three valuation methods to establish a single estimate of the fair value of Employee Care, but did not disclose in its report the actual weight that it assigned to each method. The valuation report that AEI submitted to the Company was the only valuation documentation provided by AEI. AEI stated in the report that it gave greater weight to the fair value derived from the discounted cash flow method. AEI’s explanation for that decision was that it viewed the discounted cash flow method as a forward-looking analysis based on specific Employee Care information, and believed that prospective investors in Employee Care would typically analyze the anticipated income and cash flows associated with such an investment. In contrast, AEI stated that it assigned less weight to both the guideline company and guideline transaction methods due to differences in comparability among the guideline companies, guideline transactions and Employee Care. After weighting the three valuation methods,

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CONFIDENTIAL TREATMENT REQUESTED BY

CONVERGYS CORPORATION

AEI concluded that the fair value of Employee Care as of the Valuation Date was [***REDACTED***]. [***SENTENCE REDACTED***]

During the preparation of our Form 10-K, we gave consideration to two factors regarding the FAS 142 analysis of the Employee Care business—was there an impairment of goodwill, and what should our disclosures be. Based on the AEI analysis we determined that there was no impairment, and E&Y concurred with our determination. Our decision to disclose that a 100 basis point change in the discount rate or operating margin would have caused Employee Care to fail step one of the impairment test was based on our desire to improve transparency to investors. We believe that our disclosure is consistent with GAAP, and is the type of disclosure that the SEC has been encouraging companies to make.

8-22-2006-006